EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

June 11, 2008

TSX Venture Exchange:    EMR

OTC Bulletin Board:    EGMCF

U.S. 20-F Registration: 000-51411

Frankfurt Stock Exchange: EML

Emgold Intersects Tungsten and Molybdenum Mineralization

In Trenching and Drilling At Stewart Property, Salmo, B.C.

Emgold Mining Corporation (EMR-TSX Venture) (the “Company” or “Emgold”) is pleased to announce results from its 2007 diamond drilling program on the Stewart property, located near Salmo, B.C.  Emgold completed 3,338 metres of diamond drilling in 30 drill holes on the property.  A total of 1,285 core samples were obtained and shipped to a laboratory for analysis.  Emgold is very encouraged by the results of this drilling program.  Drill hole STW07-03 gave an impressive molybdenum intersection of 0.308% Mo over 24.39 meters.  This included 0.721% Mo over 3.05 meters.  Drill hole STW07-16 gave a tungsten intersection of 0.274% W over 9.16 meters, including 0.759% W over 1.58 meters.

One objective of the fall 2007 drill program was to further test and verify the strong molybdenum breccia mineralization outlined by drilling in 1980 and 1981 by Shell Canada, and further drilled by Emgold in 2005 (see Emgold news release dated November 28, 2005).  A second objective, and one designed to utilize the majority of the drill metreage, was to test the strong tungsten mineralization encountered in trenching of the Arrow Tungsten zone. (see Emgold’s November 12, 2007 press release).  The molybdenum and tungsten zones are located in close proximity to one another.

Prior to drilling, Emgold completed a total of 20 trenches on the Stewart Moly and Arrow Tungsten Zones. The trenching program successfully discovered tungsten mineralization along the Arrow Tungsten Zone.  Values of 1.171% tungsten over 2 metres (07ST-18) and 0.594% over 5 metres (07ST-16) were encountered.  The following table summarizes the trenching over the Arrow Zone (previously released November 12, 2007):

Table 1

Arrow Tungsten Zone Trenching

Summary of Significant Results

Trench #	From (m)	To (m)	Width (m)	W%	Zn %

07ST-08	0	3	3	0.156
Including	0	1	1	0.258

07ST-10	8	12	4	0.327

07ST-10A	grab	@1	0.2	0.168
	grab	@3	0.2	0.259
	grab	@6	0.2	0.133

07ST-12	0	1.5	1.5	0.278
	grab	@2.5	0.1	0.281

07ST-14	6	12	6	0.120
Including	7	8	1	0.258
	21	25.5	4.5	0.633
Including	22.5	24	1.5	0.942	1.91
Including	24	25.5	1.5	0.885

07ST-14A	0	3	3	0.697
Including	1	2	1	0.907	2.55
Including	2	3	1	0.987	2.07

07ST-15	18	20.5	2.5	0.304
	23	27	4	0.111
Including	25	27	2	0.193

07ST-16	2	7	5	0.594
Including	2	3	1	1.011	1.43
Including	3	4	1	1.321	2.11
	10	13	3	0.168

07ST-17	38	42	4	0.163
Including	38	40	2	0.300	1.34

07ST-18	36	40	4	0.595
Including	38	40	2	1.171	2.48
	51	60	9	0.054
Including	51	54	3	0.121

07ST-19	29	30.5	1.5	0.520
	36	42	6	0.061

07ST-20	33	36	3	0.045

A total of 24 diamond drill holes were placed to test the Arrow Tungsten Zone.  Many of these holes were placed to test beneath the trenches listed in the above table.  The following table summarizes the Arrow Zone drilling and corresponding trenches, where applicable:

Table 2

Arrow Tungsten Zone Drilling

Summary of Significant Results

Hole #	From (m)	To (m)	Width (m)	W%	Associated Trench
STW07-08	3.96	6.10	2.14	0.178	07ST-08 and 09

STW07-10	92.97	94.49	1.52	0.369	07ST-10

STW07-13	43.4	45.0	1.6	0.267	O7ST-10
STW07-13	81.78	82.41	0.63	0.299	O7ST-10

STW07-15	44.73	46.02	1.29	0.510	O7ST-11

STW07-16	33.53	42.69	9.16	0.274	07ST-15
Including	35.06	36.58	1.52	0.351
and	39.67	41.09	1.42	0.463
and	41.09	42.67	1.58	0.759

STW07-17	35.06	36.58	1.52	0.284	07ST15 and 16
	41.15	42.67	1.52	0.108

STW07-18	35.08	36.62	1.54	0.266	07ST-11 and 14
	38.96	40.98	2.02	0.372

STW07-22	80.78	82.30	1.52	0.124	07ST-04

STW07-29	5.12	6.10	0.98	0.361	WEST

STW07-30	10.66	11.66	1.00	1.00	WEST

The significant intercepts listed in Table 2 represent a mineralized zone of approximately 200 metres length, and depths of intercept to 94.49 metres.  From the 24 diamond drill holes designed to test the tungsten zone, the highest intercept was 1.00% in hole STW07-30.  This narrow, high grade intercept, and the intercept noted in hole STW07-29, lies to the west of any tungsten mineralization yet discovered, and may represent a parallel zone that has not yet been evaluated.  Drill holes not listed did not contain tungsten values of 0.1% or better.

Drill holes 20 and 21 were placed approximately 300 metres further north from the main area of the Arrow Zone.  Neither of these holes was successful at penetrating the thick overburden located on the north side of Stewart Creek.

The tungsten intercepts from the drilling program compare well with the grade and widths encountered in the trenching program.  All trench and drill hole results have been entered into Gemcom-Surpac software for further analysis.

Six diamond drill holes were placed to test for extensions to the molybdenum bearing breccia body at the Stewart Moly Zone.  The following table summarizes significant intersections returned from analysis of core from this drilling:

Table 3

Stewart Moly Zone Drilling

Summary of Significant Results

Hole #	From (m)	To (m)	Width (m)	Mo
STW07-01	131.06	132.17	1.11	0.080
	135.16	136.50	1.34	0.072

STW07-03	47.85	48.77	0.92	0.055
	54.86	79.25	24.39	0.308
including	63.09	66.14	3.05	0.721

STW07-10	92.97	94.49	1.52	0.126

STW07-13	17.67	19.34	1.67	0.072

STW07-15	44.73	46.02	1.29	0.057

STW07-16	21.34	22.87	1.53	0.148
	22.87	24.38	1.51	0.051
	33.53	35.06	1.53	0.053

STW07-18	32.01	33.53	1.52	0.080
	35.08	36.62	1.54	0.068

STW07-29	5.12	9.14	4.02	0.082
including	5.12	6.10	0.98	0.113
and	7.62	9.14	0.98	0.092

STW07-30	10.66	11.66	1.00	0.095

Notes: Drill holes not listed in Table 3 did not contain values for molybdenum of 0.05% or better.  Also, widths are not necessarily true widths.

Drill hole STW07-03 was drilled down through the molybdenum bearing breccia body from the east flank, and diagonally transects the body from east to west.  The width and grade of intercept (24.39 metres of 0.308% Mo) compares well with the historic drill results.  However, nominal mineralization and interpretations of hole STW07-01 along the north margin of the breccia body suggest that this hole may have stopped short of the main molybdenum bearing breccia.  The remaining drill holes (STW07-10 to STW07-30) listed in Table 3 were drilled along the Arrow Tungsten zone.  Molybdenum values along this zone are associated with skarn depositional environments, and are coincident with elevated tungsten values, as well as elevated zinc in places.

Rozan Drilling Program

A single drill hole of 107.29 metres length was completed on the Rozan Property.  This drill hole was designed to test the northerly strike extension to the gold-bearing Rozan Main Vein.  The vein had been drilled by Emgold in 2000, and as previously reported, Hole 00ROZ-01 returned 1.45 g/t gold over 4.1 metres and hole 00ROZ-02 returned 60.73 g/t gold over 0.25 metres (from Emgold news release dated October 6, 2003).    The property has the potential to host both high-grade gold in single quartz veins and stockwork style low-grade gold in quartz vein systems.  The 2007 drill hole 07ROZ-01 intersected a sequence of narrow 1 to 2 centimetre size quartz veins.  The highest assay returned from sampling of core was 0.2 grams per tonne over 1.7 metres.   The main vein was not intersected in this drill hole.  Further drilling along the Main Vein, and within the stockwork mineralized zone to the east, was postponed due to weather constraints.

Idaho-Maryland Mine Update and Joint Venture Opportunities

Emgold is focused on the permitting and reopening of the Idaho-Maryland Gold Mine located in Grass Valley, CA.  Emgold is in the third and final stage of completing the Environmental Impact Report for the project, and expects the Draft Environmental Impact Report to be available in late July.  Emgold is exploring opportunities to advance its Stewart, Jazz and Rozan properties through joint venture or other means.  David Watkinson, President and C.O.O. for Emgold stated, “We are excited by the trenching and drilling results on our B.C. properties and believe these properties have significant exploration potential for molybdenum, tungsten, and gold.  We would like to see these properties advanced for our shareholders and believe finding a partner to further work on the properties would be the best approach as we focus our energy and resources on the Idaho-Maryland Project.”

Perry Grunenberg, P.Geo., of PBG GEOSCIENCE, is the project supervisor and "Qualified Person" for the purpose of National Instrument 43-101 who has reviewed and verified the contents of this news release.

For more information about Emgold, the Idaho-Maryland Gold Project in Grass Valley, the Stewart, Rozan and Jazz Properties in British Columbia, please visit www.emgold.com or www.sedar.com

On behalf of the Board of Directors

David Watkinson, P. Eng.

President, COO and Director

For further information please contact:
Jeffery Stuart, Manager of Business Development and Investor Relations
Tel:  1-888-267-1400 ext. 248
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.